UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Affinion Group Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

008294209
(CUSIP Number)

Peter S. Lin
 Intermediate Capital Group, Inc.
600 Lexington Avenue, 24th Floor
 New York, NY 10022
 (212) 710-9650

Copy to:
Kelly J. Labritz
Philipp Tamussino
Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018
(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008294209

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Metro SPV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
144,409 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
144,409 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 144,409 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (2) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) On April 10, 2019, Metro SPV LLC completed the transactions described in the Issuer’s Current Report on Form 8-K filed March 4, 2019. In connection with the Restructuring:
●
Metro SPV LLC received 144,409 shares of the Issuer’s Class M Common Stock and New Penny Warrants to purchase 1,453,149 shares of New Common Stock in exchange for debt obligations of the Issuer owing to in the aggregate amount of $94,837,764 and as consideration for agreeing to purchase certain new debt obligations of the Issuer;

●	the 144,409 shares of Class M Common Stock were immediately converted into 144,409 shares of New Common Stock;
●	all existing warrants held by Metro SPV LLC were exercised according to their terms for shares of Old Common Stock;
●
all shares of Old Common Stock (including shares acquired as a result of the warrant exercises described above) held by Metro SPV LLC were exchanged for New Investor Warrants to purchase 284,494 shares of New Common Stock; and

●	Metro SPV LLC surrendered all shares of Class C Common Stock and Class D Common Stock in exchange for $0.01 in cash per share.
(2) The New Penny Warrants and New Investor warrants cannot be exercised until such time as any required consent has been obtained from the U.K. Financial Conduct Authority. Such consent has not been obtained.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of the New Penny Warrants and New Investor Warrants.
(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on 725,678 shares of Common Stock outstanding as reported by the Issuer in its press release dated April 10, 2019.

CUSIP No. 008294209

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ICG Strategic Secondaries II GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
144,409 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
144,409 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 144,409 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (2) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) On April 10, 2019, Metro SPV LLC completed the transactions described in the Issuer’s Current Report on Form 8-K filed March 4, 2019. In connection with the Restructuring:
●
Metro SPV LLC received 144,409 shares of the Issuer’s Class M Common Stock and New Penny Warrants to purchase 1,453,149 shares of New Common Stock in exchange for debt obligations of the Issuer owing to in the aggregate amount of $94,837,764 and as consideration for agreeing to purchase certain new debt obligations of the Issuer;

●	the 144,409 shares of Class M Common Stock were immediately converted into 144,409 shares of New Common Stock;
●	all existing warrants held by Metro SPV LLC were exercised according to their terms for shares of Old Common Stock;
●
all shares of Old Common Stock (including shares acquired as a result of the warrant exercises described above) held by Metro SPV LLC were exchanged for New Investor Warrants to purchase 284,494 shares of New Common Stock; and

●	Metro SPV LLC surrendered all shares of Class C Common Stock and Class D Common Stock in exchange for $0.01 in cash per share.
(2) The New Penny Warrants and New Investor warrants cannot be exercised until such time as any required consent has been obtained from the U.K. Financial Conduct Authority. Such consent has not been obtained.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of the New Penny Warrants and New Investor Warrants.
(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on 725,678 shares of Common Stock outstanding as reported by the Issuer in its press release dated April 10, 2019.

CUSIP No. 008294209

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ICG Strategic Equity Associates II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
144,409 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
144,409 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 144,409 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (2) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) On April 10, 2019, Metro SPV LLC completed the transactions described in the Issuer’s Current Report on Form 8-K filed March 4, 2019. In connection with the Restructuring:
●
Metro SPV LLC received 144,409 shares of the Issuer’s Class M Common Stock and New Penny Warrants to purchase 1,453,149 shares of New Common Stock in exchange for debt obligations of the Issuer owing to in the aggregate amount of $94,837,764 and as consideration for agreeing to purchase certain new debt obligations of the Issuer;

●	the 144,409 shares of Class M Common Stock were immediately converted into 144,409 shares of New Common Stock;
●	all existing warrants held by Metro SPV LLC were exercised according to their terms for shares of Old Common Stock;
●
all shares of Old Common Stock (including shares acquired as a result of the warrant exercises described above) held by Metro SPV LLC were exchanged for New Investor Warrants to purchase 284,494 shares of New Common Stock; and

●	Metro SPV LLC surrendered all shares of Class C Common Stock and Class D Common Stock in exchange for $0.01 in cash per share.
(2) The New Penny Warrants and New Investor warrants cannot be exercised until such time as any required consent has been obtained from the U.K. Financial Conduct Authority. Such consent has not been obtained.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of the New Penny Warrants and New Investor Warrants.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on 725,678 shares of Common Stock outstanding as reported by the Issuer in its press release dated April 10, 2019.

CUSIP No. 008294209

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Intermediate Capital Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
144,409 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
144,409 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 144,409 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (2) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO/IA

(1) On April 10, 2019, Metro SPV LLC completed the transactions described in the Issuer’s Current Report on Form 8-K filed March 4, 2019. In connection with the Restructuring:
●
Metro SPV LLC received 144,409 shares of the Issuer’s Class M Common Stock and New Penny Warrants to purchase 1,453,149 shares of New Common Stock in exchange for debt obligations of the Issuer owing to in the aggregate amount of $94,837,764 and as consideration for agreeing to purchase certain new debt obligations of the Issuer;

●	the 144,409 shares of Class M Common Stock were immediately converted into 144,409 shares of New Common Stock;
●	all existing warrants held by Metro SPV LLC were exercised according to their terms for shares of Old Common Stock;
●
all shares of Old Common Stock (including shares acquired as a result of the warrant exercises described above) held by Metro SPV LLC were exchanged for New Investor Warrants to purchase 284,494 shares of New Common Stock; and

●	Metro SPV LLC surrendered all shares of Class C Common Stock and Class D Common Stock in exchange for $0.01 in cash per share.
(2) The New Penny Warrants and New Investor warrants cannot be exercised until such time as any required consent has been obtained from the U.K. Financial Conduct Authority. Such consent has not been obtained.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of the New Penny Warrants and New Investor Warrants.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on 725,678 shares of Common Stock outstanding as reported by the Issuer in its press release dated April 10, 2019.

CUSIP No. 008294209

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ICG FMC Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
144,409 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
144,409 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 144,409 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (2) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) On April 10, 2019, Metro SPV LLC completed the transactions described in the Issuer’s Current Report on Form 8-K filed March 4, 2019. In connection with the Restructuring:
●
Metro SPV LLC received 144,409 shares of the Issuer’s Class M Common Stock and New Penny Warrants to purchase 1,453,149 shares of New Common Stock in exchange for debt obligations of the Issuer owing to in the aggregate amount of $94,837,764 and as consideration for agreeing to purchase certain new debt obligations of the Issuer;

●	the 144,409 shares of Class M Common Stock were immediately converted into 144,409 shares of New Common Stock;
●	all existing warrants held by Metro SPV LLC were exercised according to their terms for shares of Old Common Stock;
●
all shares of Old Common Stock (including shares acquired as a result of the warrant exercises described above) held by Metro SPV LLC were exchanged for New Investor Warrants to purchase 284,494 shares of New Common Stock; and

●	Metro SPV LLC surrendered all shares of Class C Common Stock and Class D Common Stock in exchange for $0.01 in cash per share.
(2) The New Penny Warrants and New Investor warrants cannot be exercised until such time as any required consent has been obtained from the U.K. Financial Conduct Authority. Such consent has not been obtained.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of the New Penny Warrants and New Investor Warrants.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on 725,678 shares of Common Stock outstanding as reported by the Issuer in its press release dated April 10, 2019.

CUSIP No. 008294209

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Intermediate Capital Group plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
144,409 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
144,409 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 144,409 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (2) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) On April 10, 2019, Metro SPV LLC completed the transactions described in the Issuer’s Current Report on Form 8-K filed March 4, 2019. In connection with the Restructuring:
●
Metro SPV LLC received 144,409 shares of the Issuer’s Class M Common Stock and New Penny Warrants to purchase 1,453,149 shares of New Common Stock in exchange for debt obligations of the Issuer owing to in the aggregate amount of $94,837,764 and as consideration for agreeing to purchase certain new debt obligations of the Issuer;

●	the 144,409 shares of Class M Common Stock were immediately converted into 144,409 shares of New Common Stock;
●	all existing warrants held by Metro SPV LLC were exercised according to their terms for shares of Old Common Stock;
●
all shares of Old Common Stock (including shares acquired as a result of the warrant exercises described above) held by Metro SPV LLC were exchanged for New Investor Warrants to purchase 284,494 shares of New Common Stock; and

●	Metro SPV LLC surrendered all shares of Class C Common Stock and Class D Common Stock in exchange for $0.01 in cash per share.
(2) The New Penny Warrants and New Investor warrants cannot be exercised until such time as any required consent has been obtained from the U.K. Financial Conduct Authority. Such consent has not been obtained.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of the New Penny Warrants and New Investor Warrants.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on 725,678 shares of Common Stock outstanding as reported by the Issuer in its press release dated April 10, 2019.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D (as amended from time to time, this “Statement”) jointly filed by Metro SPV LLC (the “SPV”), ICG Strategic Secondaries II GP LP (the “Secondaries Fund GP”), ICG Strategic Equity Associates II LLC (“Equity Associates”), Intermediate Capital Group, Inc. (“ICG, Inc.”), ICG FMC Limited (“ICG FMC”) and Intermediate Capital Group plc (“ICG plc”) (together, the “Reporting Persons”) with the Securities Exchange Commission (the “SEC”) on April 28, 2017, relating to the common stock, $0.01 par value per share (the “Common Stock”), of Affinion Group Holdings, Inc., a Delaware corporation (“Affinion Holdings” or the “Issuer”). Initially capitalized terms used in this Amendment No. 2 that are not otherwise defined herein shall have the same meanings attributed to them in the Statement.  Except as expressly provided herein, all Items of the Statement remain unchanged.

Item 1.  Security and Issuer.
Item 1 is hereby amended and restated as follows:
This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.000001 per share (the “New Common Stock”) of Affinion Group Holdings, Inc., a Delaware corporation (“Affinion Holdings” or the “Issuer”).
The Issuer’s executive offices are located at 6 High Ridge Park, Stamford, CT 06905.

Item 2.  Identity and Background.

No changes to this Item.

Item 3.  Source or Amount of Funds or Other Consideration.

No changes to this Item.

Item 4.  Purpose of Transaction.
Item 4 of this Statement is hereby supplemented as follows:
The Restructuring
On April 10, 2019, Metro SPV LLC completed the transactions previously described in the Issuer’s Current Report on Form 8-K filed March 4, 2019 and in the Reporting Persons’ Amendment No. 2 to this Schedule 13D (the “Restructuring”). In connection with the Restructuring:
●
Metro SPV LLC received 144,409 shares of the Issuer’s Class M Common Stock and New Penny Warrants to purchase 1,453,149 shares of New Common Stock in exchange for debt obligations of the Issuer owing to in the aggregate amount of $94,837,764 and as consideration for agreeing to purchase certain new debt obligations of the Issuer;

●	the 144,409 shares of Class M Common Stock were immediately converted into 144,409 shares of New Common Stock;
●	all existing warrants held by Metro SPV LLC were exercised according to their terms for shares of Old Common Stock;
●
all shares of Old Common Stock (including shares acquired as a result of the warrant exercises described above) held by Metro SPV LLC were exchanged for New Investor Warrants to purchase 284,494 shares of New Common Stock; and

●	Metro SPV LLC surrendered all shares of Class C Common Stock and Class D Common Stock in exchange for $0.01 in cash per share.
The New Penny Warrants and New Investor Warrants cannot  be exercised until such time as any required consent has been obtained from the U.K. Financial Conduct Authority. Such consent has not been obtained.

Item 5.  Interest in Securities of the Issuer.

Paragraph (b) of Item 5 of this Statement is hereby amended and restated as follows:
(b)
Each Reporting Person may be deemed to have shared voting, disposition and investment power with respect to 140,790 shares of Common Stock. The New Penny Warrants and New Investor warrants cannot be exercised until such time as any required consent has been obtained from the U.K. Financial Conduct Authority. Such consent has not been obtained.  Because the requisite approval of the U.K. Financial Conduct Authority has not been received, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of the New Penny Warrants and New Investor Warrants.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes to this Item.
The information and descriptions set forth in Item 4 are incorporated by reference herein.
Item 7.  Material to Be Filed as Exhibits.

No changes to this Item.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date April 10, 2019:

METRO SPV LLC

By: ICG STRATEGIC SECONDARIES II GP LP, its Managing Member

By: ICG STRATEGIC SECONDARIES II GP LP, its Managing Member

By: ICG STRATEGIC EQUITY ASSOCIATES II LLC, its general partner

By:	/s/ Andrew Hawkins
Name:	Andrew Hawkins
Title:	Authorized Signatory

ICG STRATEGIC SECONDARIES II GP LP

By: ICG STRATEGIC EQUITY ASSOCIATES II LLC, its general partner

By:	/s/ Andrew Hawkins
Name:	Andrew Hawkins
Title:	Authorized Signatory

ICG STRATEGIC EQUITY ASSOCIATES II LLC

By:	/s/ Andrew Hawkins
Name:	Andrew Hawkins
Title:	Authorized Signatory

INTERMEDIATE CAPITAL GROUP, INC.

By:	/s/ Peter S. Lin
Name:	Peter S. Lin
Title:	Chief Compliance Officer

ICG FMC LIMITED

By:	/s/ Peter S. Lin
Name:	Peter S. Lin
Title:	Authorized Signatory

INTERMEDIATE CAPITAL GROUP PLC

By:	/s/ Peter S. Lin
Name:	Peter S. Lin
Title:	Authorized Signatory